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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2018

Washington DC
406

SEC FILE NUMBER
8-14702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2017___AND ENDING___12/31/2017___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ruane, Cunniff & Goldfarb LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___9 West 57th Street___

                                    (No. and Street)

___New York___   ___NY___   ___10019___

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Dennis   (212) 829-4604

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                    (Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AFFIRMATION

I, Patrick Dennis, affirm that, to the   best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ruane, Cunniff & Goldfarb LLC, as of December 31, 2017, are true and correct. I further affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of New York County of New York

February 23, 2018

_____
Signature

_____
Financial and Operations Principal
Title

_____
Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20,____18

This report** contains (check all applicable boxes):
- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income
- ☒ (d) Statement of Changes in Member's Equity
- ☒ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable)
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
- ☒ (l) An Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal control)
- ☒ (o) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report
- ☒ (p) Rule 15c3-3 exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Goldfarb LLC
Table of contents
For the Year ended December 31, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
Ruane, Cunniff & Goldfarb LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ruane, Cunniff & Goldfarb LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2015.

New York, New York
February 23, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

Ruane, Cunniff & Goldfarb LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$5,804,044
Due from clearing broker	36,727
Prepaid expenses	32,000
Due from related party	17,109
Other assets	513
Total assets	$5,890,393

Liabilities

Due to brokers	$ 72,201
Accrued expenses	37,712
Total liabilities	109,913
Member's Equity	5,780,480
Total liabilities and member's equity	$5,890,393

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Income
Year ended December 31, 2017

Revenue	
Commissions	$3,741,435
Administrative revenue from related party	1,205,992
Interest income	23,528
Total revenue	4,970,955
Expenses	
Brokerage, exchange and clearance fees	1,419,175
Administrative expenses charged by related party	2,193,274
Market data and trading fees	199,352
Professional fees	160,802
Filing and registration fees	96,330
Client statement and trade confirmation fees	149,742
Interest expense	2,375
Other expenses	31,693
Total expenses	4,252,743
Income before income tax expense	718,212
Income tax expense	43,145
Net income	$ 675,067

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Changes in Member's Equity
Year ended December 31, 2017

December 31, 2016	$7,505,413
Net income	675,067
Distribution to Parent	(2,400,000)
December 31, 2017	$5,780,480

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Cash Flows
Year ended December 31, 2017

Cash flows from operating activities	
Net income	$ 675,067
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker	(23,514)
Due to/from related party	(89,044)
Accrued expenses	(30,288)
Due to brokers	41,940
Net cash provided by operating activities	574,161
Cash flows from financing activities	
Distribution to Parent	(2,400,000)
Cash flows used for financing activities	(2,400,000)
Net decrease in cash and cash equivalents	(1,825,839)
Cash and cash equivalents, beginning of year	7,629,883
Cash and cash equivalents, end of year	$5,804,044
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 40,364
Cash paid during the year for interest	$ 2,375

See accompanying notes to financial statements

(1) Organization

Ruane, Cunniff & Goldfarb LLC (the "Company") is a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940. The Company is a registered Broker Dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's primary purpose is to provide introducing broker-dealer services to its Parent. Pursuant to an agreement between the Company and its correspondent clearing broker, Pershing LLC (the "Clearing Broker"), proprietary and customer securities transactions affected by the Company are introduced on a fully disclosed basis. Additionally, the Company serves as the distributor of the Sequoia Fund, Inc., an open-ended mutual fund sponsored by the Company's Parent.

(2) Significant Accounting Policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less in which the Company is not exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short term maturities.

Due from clearing broker

Receivable from Clearing Broker represents the amounts earned but not collected in connection with the commissions associated with customer securities transactions.

Revenue recognition

The Company earns commissions and foreign security transaction fees ("Broker-Dealer Revenue") from acting as an introducing broker-dealer. Broker-Dealer Revenue and related clearing and execution expenses are recorded on a settlement-date basis as transactions occur. Broker-Dealer Revenue and related clearing and execution expenses recorded on a trade date basis are not materially different.

Expense recognition

Expenses are recognized in the Statement of Income on an accrual basis when the economic benefit is incurred.

Income taxes

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations. Therefore, results of the Company's operations are included in the Parent's federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income tax payer.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e. temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and/or penalties related to the income tax matters are recognized in income tax expense.

(3) Income taxes

The Company recorded income tax expense of $43,145 for 2017. At December 31, 2017, $4,164 due to the Company's Parent was included in Due from related party. This payable is offset by other amounts due/from the Company's Parent. See Note 4 Related Party Transactions.

The reconciliation between the Company's effective tax rate and the statutory tax rate for 2017 was as follows:

Income tax expense computed at the statutory rate	$ 63,562
Revenue allocated to non-taxing jurisdictions	(20,417)
Income tax expense	$ 43,145

The Company accounts for income taxes as prescribed by ASC 740, "Income Taxes ("ASC 740")". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the difference are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has not recorded any deferred tax assets or liabilities on its Statement of Financial Condition pursuant to ASC 740 at December 31, 2017.

The Parent identifies its major tax jurisdictions as U.S. Federal, New York State and New York City. Tax returns for the years ended 2011, 2012, 2013, 2014, 2015 and 2016 remain subject to examination by the tax authorities. Currently, the New York City Department of Revenue is conducting an exam of the Parent's 2011, 2012 and 2013 tax years. Additionally, the New York State Department of Taxation and Finance is conducting an exam of the Parent's 2014 and 2015 tax years. All exams remain open as of the date of this report. The Company and its Parent are not aware of any tax positions for which it is reasonably possible the total amounts of unrecognized tax benefits will change materially within the next twelve months. No other exams of the Parent's tax filings are currently in progress.

(4) Related party transactions

In connection with its services, the Company entered into an expense sharing and support agreement with its Parent whereby the Company's Parent agrees to reimburse the Company to the extent the Company's broker-dealer related revenues are less than 116% of actual expenses incurred by the Company ("Support Revenue"). Support Revenue earned by the Company during 2017 was $1,205,992 and is included in Administrative Revenue from Related Party, of which a receivable of $278,613 is included in Due from Related Party at December 31, 2017.

Pursuant to a services agreement (the "Expense Sharing and Support Agreement") between the Company and its Parent, the Parent may provide administrative assistance to the Company, including but not limited to accounting, administrative expenses, personal expenses and any reasonable services requested by the Company to the Parent, which is charged to the Company per the terms of the Expense Sharing and Support Agreement. During the year ended December 31, 2017, the Company recognized $2,193,274 of operating expenses ("Administrative expenses charged by related party") for services provided by the Parent of which a payable of $257,340 is included in Due from Related Party at December 31, 2017.

Included in Due from Related Party at December 31, 2017, was a payable to the Company's Parent for $4,164 relating to the Company's income tax expense. See Note 3 for additional information.

As of December 31, 2017, the outstanding amounts related to the above transactions are recorded in Due from Related Party where the legal right and intention to offset exists. Balances owed to and due from related party do not bear interest.

During the year, the Company distributed $2,400,000 to its Parent. This amount has been reflected in the Statement of changes in Member's Equity.

(5) Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the Statement of Financial Condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statements of the Company as of December 31, 2017.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2017, no amounts were recorded under such agreements as no loss is expected.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $5,631,644 which was $5,624,316 in excess of its required net capital of $7,328. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 at December 31, 2017.

The Company is exempt from Rule 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

(7) Financial Instruments with Off-Balance-Sheet Credit Risk

Securities transactions are introduced on a fully disclosed basis with the Company's Clearing Broker. The Clearing Broker and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Clearing Broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the Clearing Broker.

In addition, the Company maintains certain cash and securities accounts with the Clearing Broker. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the Clearing Broker to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(8) Recent Accounting Pronouncements

In May 2014, the FASB issued an update ("ASU 2014-09") establishing ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). ASU 2014-09, as amended by subsequent ASUs on the topic, establishes a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Under ASC 606, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For public business entities, ASC 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company will adopt ASC 606 effective January 1, 2018 and does not believe that the application of ASC 606 will have a material impact on its financial statements and disclosures.

(9) Subsequent events

The Company has evaluated all subsequent events occurring through February 23, 2018, and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the financial statements.

Ruane, Cunniff & Goldfarb LLC
Schedule I
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2017

Computation of net capital

Total member's equity	$5,780,480

Less: Non-allowable assets

Prepaid expenses	(32,000)
Due from related party	(17,109)
Total non-allowable asset deductions	(49,109)
Net capital before haircuts on securities positions	5,731,371
Haircut on securities	(99,727)
Net capital	$5,631,644

Computation of net capital requirement

Total aggregate indebtedness		$109,913
Net capital requirement (6.67% of aggregate indebtedness)	(A)	$7,328
Minimum dollar net capital requirement	(B)	$5,000
Net capital requirement (greater of (A) or (B))		$7,328
Excess net capital (net capital less net capital requirement)		$5,624,316
Net capital less greater of 10% of aggregate Indebtedness or 120% of (B)		$5,620,653

Computation of aggregate indebtedness

Total liabilities	$109,913

Ratio of aggregate indebtedness to net capital	0.02 to 1

Note:
No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2017, filed on January 22, 2018.

Ruane, Cunniff & Goldfarb LLC
Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934 and Information related to Possession and Control Requirement
under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2017

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing LLC, its clearing firm, on a fully disclosed basis.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Ruane, Cunniff & Goldfarb LLC:

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5 (the Exemption Report), in which (1) Ruane, Cunniff & Golfarb LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 23, 2018

Ruane, Cunniff & Goldfarb LLC
Exemption Report required by SEC Rule 17a-5
December·31, 2017

Ruane, Cunniff & Goldfarb LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the compliance period of January 1, 2017 through December 31, 2017 without exception.

Ruane, Cunniff & Goldfarb LLC

I, Patrick Dennis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____
Financial and Operations Principal

February 23, 2018

Ruane, Cunniff & Goldfarb LLC

MEMBER NEW YORK STOCK EXCHANGE, INC.

9 West 57th Street — Suite 5000
New York, N.Y. 10019-2701
Tel: (212) 832-5280
Fax: (212) 832-5298

February 26, 2018

Securites & Exchange Commission
Office of Filings & Information Services
100 F. Street, NE
Washington, DC 20549

SEC
Mail Processing
Section

FEB 27 2018

Washington DC
406

Subject: Annual Broker-Dealer Audited Financial Statements

Dear Sir or Madam,

Enclosed is a copy of Ruane, Cunniff & Goldfarb LLC's audited financial statements
(CRD #130062) for the year ended December 31, 2017.

I would appreciate it if you can please acknowledge receipt of these statements by signing a
copy of this letter and returning it in the enclosed self-addressed stamped envelope
provided for your convenience.

Sincerely,

Patrick Dennis
Financial & Operations Principal

Acknowledgment

The Annual Financial Statements of Ruane, Cunniff & Goldfarb LLC for the year ended
December 31, 2017 was received.

_____

Ruane, Cunniff & Goldfarb LLC

MEMBER NEW YORK STOCK EXCHANGE, INC.

9 West 57th Street — Suite 5000
New York, N.Y. 10019-2701
Tel: (212) 832-5280
Fax: (212) 832-5298

February 26, 2018

Securites & Exchange Commission
Office of Filings & Information Services
100 F. Street, NE
Washington, DC 20549

Subject: Annual Broker-Dealer Audited Financial Statements

Dear Sir or Madam,

Enclosed is a copy of Ruane, Cunniff & Goldfarb LLC's audited financial statements
(CRD #130062) for the year ended December 31, 2017.

I would appreciate it if you can please acknowledge receipt of these statements by signing a
copy of this letter and returning it in the enclosed self-addressed stamped envelope
provided for your convenience.

Sincerely,

Patrick Dennis
Financial & Operations Principal

Acknowledgment

The Annual Financial Statements of Ruane, Cunniff & Goldfarb LLC for the year ended
December 31, 2017 was received.

RUANE, CUNNIFF & GOLDFARB LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

YEAR ENDED DECEMBER 31, 2017